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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Community Bankers Acquisition Corp.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
20361R 10 1
(CUSIP Number)
June 2, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	20361R 10 1

1	NAMES OF REPORTING PERSONS: Gary A. Simanson

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	5	SOLE VOTING POWER:

NUMBER OF		1,150,000 *See Item 4 - Ownership

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,150,000 *See Item 4 - Ownership

WITH:	8	SHARED DISPOSITIVE POWER:

N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,150,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

12.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN *SEE INSTRUCTION BEFORE FILLING OUT

SCHEDULE 13G

      This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Gary A. Simanson ( the “Reporting Person” ), President and Chief Executive and Financial Officer of Community Bankers Acquisition Corp, a Delaware Corporation (the “Issuer”) relating to shares of common stock, $.01 par value (the “Common Stock”), of the Issuer.

Item 1.	(a)	Name of Issuer.

Community Bankers Acquisition Corp.

	(b)	Address of Issuer’s Principal Executive Offices.

717 King Street
Alexandria, Virginia 22314

Item 2.	(a)	Name of Person Filing.

Gary A. Simanson

	(b)	Address of Principal Business Office.

717 King Street
Alexandria, Virginia 22314

	(c)	Place of Organization.

N/A

	(d)	Title Class of Securities.

Common Stock, par value $.01 per share

	(e)	CUSIP Number.

20361R 10 1

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

	(a)	[ ]	Broker or dealer registered under Section 15 of the Act.

	(b)	[ ]	Bank as defined in Section 3(a) (6) of the Act.

	(c)	[ ]	Insurance company as defined in Section 3(a) (19) of the Act.

	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	[ ]	An investment adviser in accordance with § 240.13d-1 (b) (1) (ii) (E).

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1 (b) (1) (ii) (F).

	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1 (b) (1) (ii) (G).

	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c) 14 of the Investment Company Act of 1940.

	(j)	[ ]	Group, in accordance with § 240.13d-1 (b) (1) (ii) (J).

Item 4.	Ownership.

	(a)	Amount Beneficially Owned

1,150,000 shares

Includes 575,000 shares held by Community Bankers Acquisition, LLC, of which the Reporting Person is the sole manager and has sole voting and dispositive power with respect to such shares.

(b) Percent of Class

12.3%

(c) Number of Shares as to which the person has

(i) Sole power to vote or direct the vote
1,150,000
(ii) Shared power to vote or to direct the vote
N/A
Sole power to dispose or direct the disposition
1,150,000
Shared power to dispose or direct the disposition of
N/A

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Includes 575,000 shares held by Community Bankers Acquisition LLC, of which the Reporting Person is the sole manager and has the sole voting and dispositive power with respect to such shares.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date:  June 14, 2006

/s/ Gary A. Simanson

Name:	Gary A. Simanson
Title:	President

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